AMENDMENT OF ARTICLES OF INCORPORATION


Corporate Name:     Access Plus, Inc.

This amendment is effective on the day it is filed with the Secretary of State, unless you indicate another date, no later than 30 days after filing with the Secretary of State, in this box:

                                                             January 25, 1992

The following amendments of articles or modifications to the statutory requirements regulating the above corporation were adopted: (Insert full text of newly amended or modified article (s), indicating which article (s) is (are) being amended or added. If the full text of the amendment will not fit in the space provided, please do not use this form. Instead retype the amendment on a separate sheet or sheets using this format.)

Article I. The name of the corporation shall be Environmental Protection Corporation.

Article II. The purpose or purposes for which this corporation will be re-organized shall be to engage in general business purposes, and to do everything necessary, proper, advisable or convenient for the accomplishment of the purposes hereinbefore set forth, and to do all other things incidental thereto and therewith connected, which are not forbidden by the laws under which this corporation is organized, by other laws, or by these Articles of Incorporation.

Article III. The location and post office address of the registered office of this corporation in the State of Minnesota is: 12300 Orchard Rd., Minnetonka, Minnesota, 55305.

This amendment has been approved pursuant to chapter 302A, Minnesota Statutes. I certify that I am authorized to execute this amendment and further certify that I understand that by signing this amendment, I am subject to the penalties of perjury as set forth in section 609.48 as if I had signed this amendment under oath.

                                                                 Allan T. Quello

Filed in the Office of the Minnesota
Secretary of State December 29, 1998